

December 20, 2010

Mr. David (Dadi) Avner
Chief Financial Officer
Inksure Technologies Inc.
P.O. Box 7006
Audubon, PA 19407

> **Re:** **Inksure Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010,**
> **and September 30, 2010**
> **File No. 000-24431**

Dear Mr. Avner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief